

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 29, 2008

Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring, Inc.
1035 N. 3rd Street, Suite 101
Lawrence, Kansas 66044

> **Re:** **Protection One, Inc.**
> **Protection One Alarm Monitoring, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **File Nos. 001-12181-01 and 001-12181**

Dear Mr. Nevin:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Critical Accounting Policies, page 32
Valuation of Intangible Assets, page 34

1. Please disclose your significant assumptions underlying the enterprise valuation methodology which you used to determine the fair value of your reporting units. In particular, tell us and disclose the following:
   - What the critical quantitative factors were and their sensitivity to change in the near term;
   - How you determined the goodwill allocable to each reporting unit; and
   - How you bridged any discrepancy between your methodology and the valuation report.

Results of Operations, page 38

2. Since you manage your business segments based on Adjusted EBITDA, please expand to discuss in detail each segment's Adjusted EBITDA and how you use this measure to evaluate segment performance and allocate resources. Please provide us with your proposed disclosure. Refer to FRC 501.06.

Liquidity and Capital Resources, page 47

Debt Obligations, page 48

3. Please refer to your financial covenants and current tests disclosures. Please be advised that, unless you have determined the likelihood of non-compliance with these covenants and other maintenance tests or default is remote, you should revise to include actual ratios/actual amounts versus minimum ratios/amounts permitted under your debt obligations for such covenants and other maintenance tests. In addition, please revise to discuss the potential consequences of the restriction on your ability to incur additional ratio indebtedness resulting from not complying with or being able to amend debt covenants in the future. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please provide us with your proposed disclosures.

7. Debt and Capital Leases, page 72
Refinancing, page 73

4. Please tell us the terms of the provision that triggered the early maturity date of the senior credit facility. We note that this facility would have been subject to an early maturity date of June 30, 2008 had the Senior Subordinated Notes not been refinanced.

Item 9A. Controls and Procedures, page 107

5. Please confirm that the principal executive officer and principal financial officer of both Protection One, Inc. and Protection One Alarm Monitoring, Inc. conducted the evaluations required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. In future filings, please revise your disclosure to clarify that such evaluations were conducted for both parent and subsidiary.

Item 15. Exhibits
Exhibits 31.1 and 31.2

6. We note that the certifications required by Exchange Act Rule 13a-14(a) apply to both Protection One, Inc. and Protection One Alarm Monitoring, Inc. In your future filings, please file separate certifications for the principal executive officer and principal financial officer of each entity.

Form 10-Q for the Quarterly Period Ended September 30, 2008

1. Organization, Basis of Consolidation and Interim Financial Information, page 8

7. Please see the last paragraph. If true, revise to state in future filings that all adjustments were of a normal recurring nature. Otherwise, describe in detail the nature and amount of the adjustments that were other than normal recurring nature.

3. Intangible Assets, page 10

8. Please tell us why the impairment tests for customer accounts, dealer relationships and other intangible assets assigned to the Multifamily segment did not result in any impairment of these assets. If you did not perform impairment tests on these assets, tell us why. Also, please separately disclose your critical accounting estimates on impairment testing of your long-lived assets.

9. Please tell us your basis for concluding that no impairment of goodwill was required. In this regard, we note your risk factor disclosures on pages 13 and 15 of your 2007 Form 10-K that you do not expect to attain profitability in the near future, that your substantial indebtedness adversely affects your financial condition, and that your are susceptible to downturns in the housing market which may negatively impact results of operations.

10. In your Form 10-K, you disclosed that you determined a reporting unit's fair value by using an enterprise valuation methodology determined by a discounted cash flow approach. However, as disclosed herein, fair value was determined using a combined income and market approach with significant management assumptions on estimated cash flows and weighted average cost of capital. It appears that you may have changed your methodology in testing goodwill for impairment since July 1, 2007 (annual impairment test date). Please advise us in detail how your assumptions and methodologies for goodwill impairment testing have changed, highlighting the impact of any changes, including but not be limited to, the timing and amounts of your estimated discounted cash flows and your use of your market capitalization and/or private and public trading multiples for similar entities. If you changed the methods used to estimate the fair value of your reporting units, tell us why you believe the new method provides a better estimate of fair value and the reason for this change.

11. In addition, please tell us the following:
- How you weight each of the methods used, including your basis for that weighting;
- What critical quantitative factors were used in each valuation method and their sensitivity to change in the near term;
- How you bridged any discrepancy in fair value derived under various approaches;
- Whether estimated cash flows under the income approach are consistent with the most recent budgets and plans approved by management;
- Whether your valuation under a market approach accounted for a control premium and your basis for measurement or adjustment;
- How you considered estimates and expectations that marketplace participants would use in their estimates of fair value; and
- How you considered the effect of recent business trends and uncertainties in your estimates.

Liquidity and Capital Resources, page 45

12. Please confirm to us and disclose that you expect to generate cash flow in excess of that required for operations, for interest payments and for principal payments for all your debt obligations within twelve months of the balance sheet date.

13. Addressing the financial capability and resources of your primary lender(s), please tell us your basis for concluding that you have the ability to draw on the revolving credit facility, should Lehman not be able to meet its funding commitment.

Definitive Information Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 9

14. We note your disclosure on pages 9 and 13 of your definitive information statement that the board of directors engaged a compensation consultant to consider executive compensation at other companies. In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Outstanding Equity Awards at Fiscal Year-End, page 22

15. Please disclose the vesting dates for the options footnoted by footnotes (1), (4) and (5). Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3257 with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief